FOR IMMEDIATE RELEASE
  Contact:  Tom Gariepy
  215-255-1495


     DELAWARE GROUP GLOBAL DIVIDEND AND INCOME FUND, INC.
  ANNOUNCES RESULTS OF SELF-TENDER OFFER FOR 10% OF ITS SHARES


     PHILADELPHIA, July 11, 2000 - Delaware Group Global Dividend and Income Fund, Inc. (NYSE: DGF) announced today the final results of its previously announced tender offer to purchase for cash up to 665,065 shares of its common stock, par value $0.01 per share, representing 10% of its issued and outstanding shares of common stock. The tender offer commenced on Thursday, June 1, 2000 and expired at 5:00 p.m., New York City time, on Thursday, June 29, 2000.

     Based on a count by ChaseMellon Shareholders Services, L.L.C., the depositary for the tender offer, approximately 1,319,295 shares of common stock were tendered and 665,065 shares have been accepted for purchase at a price equal to $12.93, the Fund s net asset value per share as of 4:00 p.m., New York City time, on June 30, 2000. Since the tender offer was oversubscribed, all tenders of shares are subject to proration (at a ratio of approximately 0.504%) in accordance with the terms of the tender offer.

     Following the purchase of shares tendered, Delaware
  Group Global Dividend and Income Fund, Inc. will have approximately 5,985,581 shares of common stock outstanding.

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     Delaware Group Global Dividend and Income Fund, Inc.,
  which commenced operations in March 1994, is a closed-end fund that invests at least 50% of its total assets in income-generating equities, including common stocks and convertible securities, of U.S. and foreign issuers. The balance of the portfolio is typically invested in non-convertible debt securities, consisting primarily of corporate and government bonds of U.S. and foreign issuers. The Fund is a total return vehicle whose primary objective is to seek high current income. Capital appreciation is a secondary objective.

     Delaware Group Global Dividend and Income Fund, Inc. is advised by Delaware Management Company, a series of Delaware Management Business Trust, and is sub-advised by Delaware International Advisers Ltd. As of June 30, 2000, Delaware Management Business Trust and Delaware International Advisers Ltd. managed approximately $28 billion and $15 billion, respectively, in mutual funds and institutional accounts.

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